American Water Star, Inc.
4560 South Decatur, #301
Las Vegas, NV 89103
Phone: 702-740-7036
Fax: 702-740-7037



Fax

To:	Kristen	From:	Bonita Fountaine
Company:	Securities Law Institute	Pages:	4
Fax:	702.794.0744	Date:	April 22, 2005
Phone:	702.866.5800		
Re:		cc:	

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AMERICAN
STOCK EXCHANGE®
Equities Options ETFs

American Stock Exchange
86 Trinity Place
New York, NY 10006

James P. Mollen
Director - Listing Qualifications
T 212 306 2391
F 212 306 5359
dennis.meekins@amex.com

Via Facsimile and Overnight Mail

April 20, 2005

Mr. Daniel Beckett
Chief Financial Officer
American Water Star, Inc.
4560 S. Decatur, Suite 301
Las Vegas, NV 89103

Dear Mr. Beckett:

The American Stock Exchange (the "Amex" or "Exchange"), as a self-regulatory organization, has the responsibility to provide a fair and orderly marketplace to issuers and to the investing public. Included in these responsibilities is the obligation to take appropriate steps to ensure that companies listed on the Amex market comply with applicable continued listing standards. Investors in companies listed on the Amex have a reasonable expectation that those companies comply with such listing standards or, at a minimum, have a plan in place to return to compliance within a specified time.

A review of the Securities and Exchange Commission's (the "SEC") EDGAR database, as well as telephone conversations with American Water Star, Inc.'s (the "Company") representatives, indicates that the Company has yet to file its Form 10-KSB for the fiscal year ended December 31, 2004. The timely filing of such reports is a condition for the Company's continued listing on the Exchange, as required by Sections 134 and 1101 of the Amex Company Guide (the "Company Guide").[1] In addition, the Company's failure to timely file this Form 10-KSB is a material violation of its listing agreement with the Exchange and therefore, pursuant to Section 1003(d) of the Company Guide, the Exchange is authorized to suspend and, unless prompt corrective action is taken, remove the Company's securities from the Exchange.

As a result of the foregoing, the Company has become subject to the procedures and requirements of Section 1009 of the Company Guide. Accordingly, the Company must contact me at the telephone number above or Caroline Chin at (212) 306-2384 by April 27, 2005, to confirm receipt

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[1] The Amex Company Guide may be accessed at www.amex.com

Mr. Daniel Beckett
April 20, 2005
Page 2

of this letter, discuss any new developments of which the Exchange staff may be unaware, and indicate whether or not it intends to submit a plan of compliance as discussed below.

In order to maintain its Amex listing, the Company must submit a plan by May 4, 2005, advising the Exchange of action it has taken, or will take, that would bring the Company into compliance with Sections 134, 1101 and 1003(d) by no later than June 15, 2005. The plan should include any specific milestones and details related to completion of the filing, including any applicable documentation. The Listings Qualifications Department management will evaluate the plan, including any supporting documentation, and make a determination as to whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with all applicable continued listing standards by June 15, 2005, in which case the plan will be accepted. If the plan is accepted, the Company will remain listed during the plan period, during which time it will be subject to periodic review to determine whether it is making progress consistent with the plan.[2]

Please be advised that, if the Company is not in compliance with the continued listing standards by June 15, 2005 or does not make progress consistent with the plan during the plan period, the Exchange staff will initiate delisting proceedings as appropriate. In addition, the Company may be subject to delisting proceedings, if it does not submit a plan or submits a plan that is not accepted. The Company may appeal a staff determination to initiate delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

This letter constitutes notice of a failure to satisfy certain of the Exchange's continued listing standards. The Company is therefore required to file a current report on Form 8-K pursuant to Item 3.01 of that Form within the requisite time periods. The Company must also issue a press release, pursuant to Section 402 of the Company Guide, contemporaneously with the filing of the Form 8-K that discloses receipt of this letter and the fact that it is not in compliance with the specified provisions of the Amex continued listing standards.[3] Please note, however, that satisfying these filing and publication requirements does not relieve the Company of its obligation to assess the materiality of this letter on an ongoing basis under the federal securities laws nor does it provide a safe harbor under the federal securities laws or otherwise. Accordingly, the Company should consult with securities counsel regarding disclosure and other obligations mandated by law.

This letter and any response may constitute non-public information in accordance with federal securities laws, and you may wish to consult with your legal counsel about the Company's

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[2] In the event the Company's plan of compliance is accepted, the Company will be required to issue a press release disclosing the fact that it is not in compliance with the continued listing standards of the Amex and that its listing is being continued pursuant to an extension. The press release must be issued within five (5) business days from notification that the plan has been accepted.

[3] This notice should be provided to the Amex StockWatch Department (telephone: 212-306-8383; facsimile: 212-306-1488) and the Listing Qualifications Department (telephone: (212) 306-1331 facsimile: 212-306-5359).

Mr. Daniel Beckett
April 20, 2005
Page 3

obligations in this regard. The only designated representatives at the Exchange with which this matter should be discussed are staff members of the Listing Qualifications and StockWatch Departments. Further, as I am sure you are aware, pursuant to Section 910 of the Company Guide, Amex Specialists must be treated as members of the public and, accordingly, no non-public information should be discussed with or otherwise disclosed to the Company's specialist.

The Amex remains hopeful that the Company will be able to maintain its listing. If you are in need of any assistance in this matter, please do not hesitate to contact me at the telephone number above or Caroline Chin at (212) 306-2384.

Sincerely,

